Exhibit 99.2

ENLIGHT RENEWABLE ENERGY LTD. 13 AMAL ST., AFEK INDUSTRIAL PARK ROSH HA’AYIN 4809249, ISRAEL

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If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

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VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

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V77552-P37357	KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

ENLIGHT RENEWABLE ENERGY LTD.

The Board of Directors recommends you vote FOR the following proposals:		For	Against	Abstain

1.
Approve the re-appointment of Somekh Chaikin, a member firm of KPMG International, as the Company’s independent registered public accounting firm for the year ending December 31, 2025, and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors, following the approval of the Audit Committee, to approve and ratify the remuneration of such firm in accordance with the volume and nature of their services.
		☐	☐	☐

							For	Against	Abstain

2.	Elect each of the following nominees to the Board of the Company, to hold office until close of the Company's annual general meeting to be held in2026, and until his or her successor has been duly elected or appointed, or until his or her office has been vacated:				3.	Approve amendments to the Company’s Compensation Policy for executive officers and directors, substantially in the form attached to the proxy statement as Exhibit A.	☐	☐	☐

		For	Against	Abstain
					4.	Approve the compensation of Ms Adi Leviatan, our newly appointed Chief Executive Officer.	☐	☐	☐

	2a. Mr. Gilad Yavetz	☐	☐	☐
					5.	Approve the compensation of Mr Gilad Yavetz, our newly appointed full-time Executive Chairman of the Board of Directors.	☐	☐	☐
	2b. Mr. Yair Seroussi	☐	☐	☐

	2c. Ms. Liat Benyamini	☐	☐	☐	6.	Approve the compensation of Mr. Yair Seroussi, our newly appointed Vice Chairman of the Board of Directors.	☐	☐	☐

	2d. Ms. Michal Tzuk	☐	☐	☐
NOTE: Should any other matter requiring a vote of the shareholders arise, the proxies named herein are authorized to vote in accordance with their best judgment in the interest of the Company.
	2e. Ms. Alla Felder	☐	☐	☐

	2f. Dr. Shai Weil	☐	☐	☐

PLEASE NOTE that by signing and submitting this  proxy card,you declare  that  you have  no "personal interest" in any of the items that  are proposed  for approval  at the Special and Annual General Meeting of shareholders, except for a "personal interest" of which you have notified the Company about in writing, as required under the  Israeli Companies law 5759-1999. For  further information, please see the proxy statement.

	2g. Mr. Yitzhak Betzalel	☐	☐	☐

	2h. Mr. Zvi Furman	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Special and
Annual General Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

V77552-P37357

ENLIGHT RENEWABLE ENERGY LTD.
SPECIAL AND ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held on September 30, 2025 4:00 p.m. Israel Time
This Proxy Is Solicited On Behalf Of The Board Of Directors

The undersigned shareholder(s) hereby appoint(s) Ms. Lisa Haimovitz and Ms. Helit Megido, or either of them, as proxies, each with the power to appoint her substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of ENLIGHT RENEWABLE ENERGY LTD. that the shareholder(s) is/are entitled to vote as of the close of business on August 26, 2025 at the Special and Annual General Meeting of Shareholders to be held at 4:00 p.m. Israel time, on September 30, 2025, at 13 Amal St., Afek Industrial Park, Rosh Ha’ayin 4809249, Israel, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. To the extent permitted by law and applicable stock exchange requirements, if no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Should any other matter requiring a vote of the shareholders arise, the proxies named above are authorized to vote in accordance with their best judgment in the interest of the Company. Any and all proxies given by the undersigned prior to this proxy are hereby revoked.

Continued and to be signed on reverse side